NAME OF REGISTRANT:
Templeton Growth Fund, Inc.
File No. 811-04892


EXHIBIT ITEM No. 77(d): Policies With Respect to Security Investment


At the December 7, 2004 meeting of the Board of Directors (the "Board") of Templeton Growth Fund, Inc., the Board approved certain changes to the Fund's non-fundamental investment policies. These changes, which became effective on January 1, 2006, included: (i) updating certain non-fundamental investment policies so that they conform with recent changes to the Investment Company Act of 1940, as amended; and (ii) eliminating certain non-fundamental investment policies that are no longer required by law.